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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bankers Life Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

303 E Wacker Drive, 5th Floor
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Clark Tucker	(205) 721-0507	Clark.Tucker@Oy
(Name)	(Area Code—Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers,LLP
(Name—if individual, state last, first, and middle name)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	0238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cheryl Hellman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bankers Life Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
TINEKA D HOLLINS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES June 30, 2026

Signature: [signature]

Title: President

Notary Public [signature]

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Bankers Life Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bankers Life Securities, Inc. (the "Company") as of December 31, 2023, and the related statements of income (loss), of changes of stockholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under SEC Rule 15c3-1 and the Computation for Determination of Reserve Requirements and Information Related to Possession and Control Requirement under SEC Rule 15c3-3 as of December 31, 2023 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP, 101 West Washington Street, Suite 1300, Indianapolis, Indiana 46204
T: (317) 222 2202, www.pwc.com/us

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Indianapolis, Indiana
February 28, 2024

We have served as the Company's auditor since 2015.

Bankers Life Securities, Inc.
Statement of Financial Condition
December 31, 2023

Assets:	
Cash	$ 2,687,535
Receivable from clearing broker	604,295
Commissions receivable	240,902
Receivables from registered representatives, net of allowance	59,570
Prepaid expenses	347,669
Income tax assets	62,939
Other assets	4,077
Total assets	$ 4,006,987
Liabilities:	
Accrued registered representative commissions	$ 442,808
Accrued expenses and other liabilities	489,452
Payables to affiliates, net	723,646
Total liabilities	$ 1,655,906
Stockholder's equity:	
Common stock, par value of $0.01 per share; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	22,433,617
Accumulated deficit	(20,082,537)
Total stockholder's equity	2,351,081
Total liabilities and stockholder's equity	$ 4,006,987

The accompanying notes are an integral part of the financial statements.

Bankers Life Securities, Inc.
Statement of Income (Loss)
for the year ended December 31, 2023

Revenues:	
Commissions	$ 10,192,973
Fee income, affiliated	4,433,185
Other income	2,370,266
Total revenues	16,996,424
Expenses:	
Commissions	6,966,401
Salaries and benefits	4,870,349
Technology and communications expenses	2,423,940
Rent expense	541,019
Regulatory fees and expenses	785,549
Travel expenses	415,169
Brokerage and clearance fees	736,990
Audit fees	335,000
Other expenses	999,408
Total expenses	18,073,825
Loss before income taxes	(1,077,401)
Income tax benefit	(250,830)
Net loss	$ (826,571)

The accompanying notes are an integral part
of the financial statements.

Bankers Life Securities, Inc.
Statement of Changes in Stockholder's Equity
for the year ended December 31, 2023

	Common stock	Additional paid-in capital	Accumulated Deficit	Total
Balance at December 31, 2022	$ 1	$ 21,433,617	$(19,255,966)	$ 2,177,652
Capital contributions from CDOC, Inc	–	1,000,000	–	1,000,000
Net loss	–	–	(826,571)	(826,571)
Balance at December 31, 2023	$ 1	$ 22,433,617	$(20,082,537)	$ 2,351,081

The accompanying notes are an integral part
of the financial statements.

Bankers Life Securities, Inc.
Statement of Cash Flows
for the year ended December 31, 2023

Cash flows from operating activities:	
Net loss	$ (826,571)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation expense	3,485
Deferred tax expense	13,805
Increase in receivable from clearing broker	(59,518)
Decrease in commissions receivable	26,928
Decrease in receivables from registered representatives	168,828
Decrease in other assets	13,188
Decrease in prepaid expenses	94,155
Increase in income taxes receivable from affiliate	(26,803)
Increase in accrued registered representative commissions	50,690
Increase in accrued expenses and other liabilities	82,072
Increase in payables to affiliates	68,644
Net cash used in operating activities	(391,097)
Cash flows from financing activities:	
Capital contributions from CDOC, Inc.	1,000,000
Net cash provided by financing activities	1,000,000
Net increase in cash	608,903
Cash at beginning of year	2,078,632
Cash at end of year	$ 2,687,535
Supplemental cash flow disclosure:	
Income tax benefits received under tax sharing agreement	$ 240,078

The accompanying notes are an integral part of the financial statements.

Bankers Life Securities, Inc.
Notes to Financial Statements

1. Business

Bankers Life Securities, Inc. (the "Company") was incorporated on July 31, 2014 and is a wholly-owned subsidiary of CDOC, Inc. ("CDOC"). CDOC is a wholly-owned subsidiary of CNO Financial Group, Inc. ("CNO"). CNO is a holding company for a group of insurance companies operating throughout the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), the Securities Investor Protection Corporation ("SIPC"), and securities commissions in multiple states. The Company was formed for the purpose of offering unaffiliated equity securities and other unaffiliated registered investment products to customers of Bankers Life and Casualty Company ("BLC"), an affiliate of the Company and an indirect wholly-owned subsidiary of CNO. The Company's registration was approved by FINRA on August 19, 2015.

The Company has also entered into a services agreement with BLC whereby the Company, as a registered broker-dealer under the 1934 Act, uses its security-licensed resources to review and provide recommendations to BLC agents to satisfy the required standard of care for securities-based transactions.

2. Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

Accounting for Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis.

Receivable from clearing broker

The receivable from clearing broker includes commissions from the sale of mutual funds, variable annuities and other exchange-listed securities and cash on deposit. Trades are generally settled within one business day. As such, credit losses on amounts due from the clearing broker would be immaterial and no allowance was recorded. The Company continually reviews the credit quality of its counterparties.

Commissions receivable

Commissions receivable consist of amounts owed to the Company resulting from the sale of certain mutual funds and variable annuities which are transacted directly with the mutual fund or insurance company. The Company's commissions and trailing commissions are settled on a monthly/quarterly basis with counterparties. The Company has not experienced a default with the counterparties. As of December 31, 2023, risk of default is considered remote, therefore the allowance for credit losses on commissions and trailing receivable was deemed immaterial and the Company believes the counterparties to be of high credit quality.

Receivables from Registered Representatives, Net

Receivables from registered representatives consists primarily of unpaid fees and agent advances. Outstanding receivables are evaluated for collectability based on credit quality indicators and the historical recovery rate on similar outstanding receivables. Based on this review process, the Company held an allowance for uncollectible amounts of $23,000 against the outstanding receivable balance as of December 31, 2023. The intent is that these advances and unpaid fees will be repaid from future commissions collected or the registered representative. These accounts are reserved at 100% if the representative has terminated employment and the advance repayment is in question. Loss history is used to estimate the reserve required for the actively employed representatives.

Commission revenue

Through its clearing broker, the Company buys and sells securities on behalf of its brokerage customers and charges a commission to the brokerage customer. The commission and any related clearing expenses incurred by the Company are recorded on a trade-date basis as transactions occur. The Company believes its performance obligation is satisfied on the trade date since the security is specifically identified, the price is agreed upon and the risks and rewards of ownership have been transferred to or from the brokerage customer.

The Company has entered into distribution agreements with various mutual funds and variable annuity carriers to distribute shares to an investing customer. The Company earns distribution fees paid by the fund or carrier up front, over time, upon the investing customer's exit from the fund, or a combination thereof. The Company believes its performance obligation is satisfied on the trade date of the shares to the investing customer. Fixed distribution fees based on specified rates and the amount invested are recognized on this trade date. Variable

distribution fees are earned at specified intervals based on the value of the investing customer's remaining shares. Given the uncertainty as to the value of the shares at future points in time as well as the length of time the investing customer will remain in the investment, both of which are outside the Company's control, the Company believes recognition of variable distribution fee revenue is constrained until the market value of the fund and the investing customer's activities are known, which is generally monthly or quarterly.

The following table presents commission revenue by major source:

Brokerage customer commissions	$ 1,927,420
Distribution fees:	
Initial mutual funds	2,015,356
Trail commissions – mutual funds	2,084,655
Initial variable annuities	3,497,815
Trail commissions – variable annuities	667,727
Total commissions	$ 10,192,973

The trail commissions for mutual funds of $2,084,655 and variable annuities of $667,727 for the year ended December 31, 2023, includes fees which may relate to performance obligations that were satisfied in prior periods.

Other income

Other income primarily includes fees charged to registered representatives for affiliation and transaction fees. The Company provides certain technology and other services to assist the registered representatives in the sale of securities, mutual funds and variable annuities, which fulfills the Company's performance obligation. The technology and other services are available to the registered representative on a continuous basis as long as the registered representative remains with the Company. Revenue is recognized in the month the fee is billed to the registered representative. Affiliation fee revenue totaled $708,932 in 2023.

Transaction fees are charged to the registered representatives based on the trade date as securities are bought or sold in brokerage accounts. The Company believes its performance obligation is satisfied on the trade date since the security is specifically identified and the price of the transaction is agreed upon. Transaction fee revenue totaled $1,003,743 during 2023.

Other income also includes license and registration fees collected from representatives. Registration and licensing fee revenue totaled $226,953 in 2023. Other income also includes sales assistant revenue and interest income and totaled $430,638.

Fee income, affiliated

The Company is compensated by BLC per policy transaction reviewed. During 2023, BLS earned revenue of $4,433,185 under the agreement, of which $905,575 was receivable from BLC at December 31, 2023. The Company believes its performance obligation is satisfied on a contract-by-contract basis when the review is completed and a recommendation is provided to the BLC dual agent. The Company bills BLC for its services monthly in arrears based on the total number of contracts reviewed.

Commission expense

Commission expense related to securities and mutual fund transactions is reported on the trade date basis of accounting. Commission expense for trail commissions is paid when the revenue is received by the Company.

Brokerage and Clearing Fees

Brokerage and clearing fees are paid to the Company's clearing broker for the services it provides.

Regulatory Fees and Expenses

Regulatory fees and expenses consist of annual assessments made by regulators, exam fees and licensing fees.

Fair Value

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchy levels are related to the amount of subjectivity associated with the inputs to determine fair value of these assets and are as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2 - Quoted prices for inactive markets or valuation techniques that require observable direct or indirect inputs for substantially the full term of the asset or liability.

Level 3 - Prices or valuation techniques with unobservable inputs significant to the overall fair value estimate.

The Company has no financial assets or liabilities classified as Level 2 or Level 3.

The Company's financial instruments consist primarily of cash, receivables, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

3. Regulatory Requirements

Pursuant to the SEC net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $50,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2023, net capital was $1,758,367 or $1,647,973 greater than the minimum requirement. The ratio of aggregate indebtedness to net capital was .94 to 1.

The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of that rule. The Company is also subject to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 for business activities related to: 1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and 2) providing other services unrelated to customer funds or securities such as suitability reviews to its affiliates and technology platforms to its registered representatives.

4. Transactions with Affiliates

The Company is included in a management services agreement with BLC and CNO Services, LLC ("Services"), a wholly owned subsidiary of CNO. Pursuant to this agreement, the Company is provided administrative services such as bookkeeping, financial, human resources and information technology services by Services. The Company is charged rent by BLC for its home office space and any branch office locations. During 2023, the Company incurred rent and administrative expenses pursuant to such agreements of $2,844,517. Administrative expenses primarily consist of salaries and benefits for services provided. As of December 31, 2023, $279,118 was unpaid and included in payables to affiliates on the statement of financial condition.

As a matter of administrative convenience, Services pays for a significant portion of the direct expenses of the Company, such as payroll and general expenses. The Company reimburses Services for these direct expenses. As of December 31, 2023, $381,961 was unpaid and included in payables to affiliates on the statement of financial condition.

BLC issues commission payments to the Company's registered representatives under a paymaster agreement. As of December 31, 2023, the Company owed BLC $928,871 for commission payments issued but not yet reimbursed by the Company which is included in payables to affiliates on the statement of financial condition.

The Company's sales of variable annuity products are executed under a networking agreement with its affiliate, Bankers Life Securities General Agency, Inc., a wholly owned subsidiary of CNO. The Company reflects the commission revenue from variable annuity carriers as a component of revenue. Ten percent of the remaining margin after payment to the registered representatives is paid to Bankers Life Securities General Agency, Inc. and is included in other expenses. During 2023, the Company incurred expense of $146,144 related to the networking agreement, of which $16,516 was unpaid at December 31, 2023, and included in payables to affiliates on the statement of financial condition.

On December 31, 2023, BLS sold $161,483 of receivables (net of an allowance for uncollectible amounts of $45,000), which primarily related to unpaid affiliation fees receivable from registered representatives, to BLC for $121,112. The transaction was accounted for as a sale.

The Company entered into a services agreement with BLC whereby the Company, as a registered broker-dealer under the 1934 Act, uses its security-licensed resources to review and provide recommendations to BLC agents to satisfy the required standard of care for securities-based transactions. The terms were further amended in 2021 to permit amounts due to either party under the agreement to be netted with or against any other amounts payable from, or owed to, such party under the terms of any other agreement in effect between the Company and BLC.

In 2023, the Company received capital contributions from CDOC of $1,000,000.

The Company has experienced net losses and negative cash flows from operating activities in recent periods. Accordingly, CDOC has entered into a letter agreement with the Company, whereby it has committed to make sufficient capital contributions to the Company to maintain the Company's net capital above the required minimum net capital under SEC Rule 15c3-1(a)(2)(vi) or as otherwise required by FINRA. The agreement will remain in full force and effect until it is modified or terminated; provided, however, that any modification or termination will not result in the net capital of the Company falling below the required minimum net capital or cause a capital deficiency.

5. Income Taxes

Pursuant to a tax sharing agreement with CNO, the Company is included in CNO's consolidated federal income tax return and certain state income tax returns. Under the agreement, income tax is calculated on a separate return basis and settled quarterly in cash. In the event a loss is utilized in the consolidated return, the loss member is reimbursed subject to certain modifications. As of December 31, 2023, the Company had a receivable of $58,247 due from affiliates for losses utilized in the consolidated return. As of December 31, 2023, the Company had a deferred tax asset of $4,692 related to timing differences.

The components of the income tax benefit for the year ended December 31, 2023, were as follows:

Federal - current	$ 231,383
State - current	33,252
Current income tax benefit	264,635
Deferred tax benefit	(13,805)
Income tax benefit	$ 250,830

A reconciliation of the U.S. statutory corporate tax rate to the Company's effective tax rate is as follows:

U.S. statutory rate	21.0 %
State taxes	2.3 %
Effective tax rate	23.3 %

The Company has evaluated its tax positions and has concluded that no unrecognized tax benefits should be recognized in the Company's financial statements related to CNO's open tax years (2016 through 2023). The Company is not aware of any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

6. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. Such contracts include an agreement with a clearing broker-dealer which indemnifies them against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company's exposure under contracts containing such general or specific indemnifications is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

Pursuant to an agreement between the Company and a clearing broker-dealer, the Company will be required to pay a termination fee of $250,000 in the event either party terminates the agreement.

As a registered broker-dealer, the Company may be engaged in securities related litigation and other regulatory matters in the normal course of its operations. The status of these legal actions and other regulatory matters is actively monitored by management. If management believed, based on available information, that an adverse outcome upon resolution of a given legal action or other regulatory matter was probable and the amount of that adverse outcome was reasonable to

estimate, a loss would be recognized, and a related liability recorded. No such material liabilities were recorded by the Company at December 31, 2023.

Legal actions and other regulatory matters are subject to inherent uncertainties, and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions and other regulatory matters.

Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in losses having a material effect on the Company's financial condition at December 31, 2023 or results of operations for the period then ended.

7. Market and Credit Risks

Mutual fund and variable annuity commissions and other fees are vulnerable to adverse market performance and related client behavior. These commissions and fees may also be adversely affected by changes in the regulatory environment.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Subsequent Events

Management has evaluated subsequent events through February 28, 2024, the date the financial statements were available to be issued. No material subsequent events have occurred which would require an adjustment or disclosure to the financial statements.

Bankers Life Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2023

Net capital:	
Total stockholder's equity	$ 2,351,081
Less non-allowable assets:	
Prepaid expenses	(347,669)
Income tax assets	(62,939)
Other non-allowable assets	(178,600)
Less other deductions or charges	(3,506)
Net capital	$ 1,758,367
Aggregate indebtedness	$ 1,655,906
6-2/3% of aggregate indebtedness	$ 110,394
Net capital and ratio of aggregate indebtedness to net capital:	
Net capital	$ 1,758,367
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $50,000)	110,394
Net capital in excess of required amount	$ 1,647,973
Ratio of aggregate indebtedness to net capital	.94 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no differences between this computation and the computation included in the Company's unaudited amended Part IIA FOCUS filing ("Regulatory Report") as of the same date, as filed on February 28, 2024.

Bankers Life Securities, Inc.

Computation for Determination of Reserve Requirements and Information Related to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2023

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of that rule and the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no differences between this information and the information included in the Company's unaudited amended Part IIA FOCUS filing ("Regulatory Report") as of the same date, as filed on February 28, 2024.

pwc

Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Bankers Life Securities, Inc.

We have reviewed Bankers Life Securities, Inc.'s assertions, included in the accompanying Bankers Life Securities, Inc. Exemption Report, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision").

(2) The Company stated that it met the identified exemption provision throughout the year ended December 31, 2023, except as described in its exemption report with respect to the below.

The following checks were not promptly transmitted to the clearing broker dealer as required by the guidance in paragraph (k)(2)(ii) of Rule 15c3-3:

Month	Number of Exceptions
January	1
February	4
March	3
April	4
May	3
June	3
July	3
August	2
September	3
October	0
November	1
December	1

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to 1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and 2) providing other services unrelated to customer funds or securities such as suitability reviews to its affiliates and technology platforms to its registered representatives, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023, except as described in its exemption report with respect to the below.

The following checks were not promptly transmitted to the issuer:

Month	Number of Exceptions
January	2
February	0
March	0
April	0
May	0
June	0
July	0
August	1
September	0
October	1
November	0
December	0

The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2023.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Indianapolis, Indiana
February 28, 2024

Bankers Life Securities, Inc.
Exemption Report

Bankers Life Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2):(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2023, except as described below.

The following checks were not promptly transmitted to the clearing broker dealer as required by the guidance in paragraph (k)(2)(ii) of Rule 15c3-3:

Month	Number of Exceptions
January	1
February	4
March	3
April	4
May	3
June	3
July	3
August	2
September	3
October	0
November	1
December	1

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3)

throughout the most recent fiscal year, except as described below. The Company provides other services unrelated to customer funds or securities such as suitability reviews to its affiliates and technology platforms to its registered representatives.

The following checks were not promptly transmitted to the issuer:

Month	Number of Exceptions
January	2
February	0
March	0
April	0
May	0
June	0
July	0
August	1
September	0
October	1
November	0
December	0

Bankers Life Securities, Inc.

I, Cheryl Heilman, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

By: Cheryl Heilman
C4892638826E410

Title: President

Date: 1/25/2024

pwc

Report of Independent Accountants

To Management and the Board of Directors of Bankers Life Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Form (Form SIPC-7) of Bankers Life Securities, Inc. (the "Company") for the year ended December 31, 2023. Management of Bankers Life Securities, Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 2, lines 11c and 15 of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Payment dated July 26, 2023, in the amount of $48 reported within the SIPC-6 General Assessment Payment Form was compared to the SIPC-6 wire support and the bank statement for July 2023, provided by Cheryl Roberts, Financial Reporting, noting no differences. The wire associated with the transfer is #206469.
    b. Payment dated February 13, 2024, in the amount of $84 reported within the SIPC-7 General Assessment Form was compared to SIPC-7 direct payment confirmation, provided by Cheryl Roberts, Financial Reporting, noting no differences. The reference number associated with the transfer is #B2404462247206.
2. Compared the Total Revenue amount reported on page 3 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 to the Total Revenue amount of $16,984,655 reported on page 1, line 1 of Form SIPC-7 for the year ended December 31, 2023, noting no differences.
3. Compared any adjustments reported on page 1, items 2, 4, and 5 of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 4a, "Revenues from the distribution of shares of registered open end investment company or unit investment trust, from the sale of variable annuities from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company

pwc

separate accounts, and from transactions in security futures products" of $9,320,273 to the "SIPC-7 Tie-out" schedule, provided by Cheryl Roberts, Financial Reporting, noting no differences.

b. Compared deductions on line 4c, "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" of $736,990 to the "SIPC-Tie-out" schedule provided by Cheryl Roberts, Financial Reporting, noting no differences.

c. Compared deductions on line 4h, "Other revenue not related either directly or indirectly to the securities business" of $6,818,923 to the "SICP-7 Tie-out" schedule provided by Cheryl Roberts, Financial Reporting, noting no differences.

4. With respect to the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, we performed the following:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 7 of $108,469 and the General Assessment on page 2, line 8 of $162, noting no differences.

   b. Recalculated the mathematical accuracy of page 1, line 6, total deductions, of $16,876,186, noting no differences.

   c. Recalculated the mathematical accuracy of page 2, line 11d, Add lines 11a through 11c, of $48, noting no differences.

   d. Compared the amounts on page 2, lines 10 and 11d, and observed whether the lesser of the two amounts of $48 was included on page 2, line 12, noting no differences.

   e. Agreed the amounts on page 2, lines 8, 9, and 12 to page 2, lines 13a, 13b, and 13c, respectively, noting no differences. Recalculated the mathematical accuracy of page 2, line 13d, Subtract lines 13b and 13c from 13a – assessment balance due, of $84, noting no differences.

   f. Recalculated the mathematical accuracy of page 2, line 15, Amount you owe SIPC, of $84, noting no differences.

   g. **Agreed the amount of overpayment applied to the current assessment on page 2, line 9 of Form SIPC-7.**

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

pwc

This report is intended solely for the information and use of management and the Board of Directors of Bankers Life Securities, Inc. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Indianapolis, Indiana
February 28, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
BANKERS LIFE SECURITIES INC	8-69562

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 16,984,655.00
2	Additions:		
	a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b Net loss from principal transactions in securities in trading accounts.		
	c Net loss from principal transactions in commodities in trading accounts.		
	d Interest and dividend expense deducted in determining item 1.		
	e Net loss from management of or participation in the underwriting or distribution of securities.		
	f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g Net loss from securities in investment accounts.		
	h Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 16,984,655.00
4	Deductions:		
	a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 9,320,273.00	
	b Revenues from commodity transactions.		
	c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 736,990.00	
	d Reimbursements for postage in connection with proxy solicitations.		
	e Net gain from securities in investment accounts.		
	f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h Other revenue not related either directly or indirectly to the securities business.	$ 6,818,923.00	
	Deductions in excess of $100,000 require documentation		
5	**a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 16,876,186.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 108,469.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 162.00
9	Current overpayment/credit balance, if any			$ 30.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 48.00	
11	a Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 30.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2023 SIPC-6 and 6A(s)	$ 18.00		
	d Add lines 11a through 11c		$ 48.00	
12	**LESSER** of line 10 or 11d.			$ 48.00
13	a Amount from line 8		$ 162.00	
	b Amount from line 9		$ 30.00	
	c Amount from line 12		$ 48.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 84.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 84.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-69562	DEA: FINRA	2023	Dec

MEMBER NAME BANKERS LIFE SECURITIES INC
MAILING ADDRESS 3030E WACKER DRIVE 5TH FL
CHICAGO, IL 60601
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

BANKERS LIFE SECURITIES INC
(Name of SIPC Member)

Clark Tucker
(Authorized Signatory)

2/13/2024
(Date)

clark.tucker@oysterllc.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.